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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Fairfax Financial Holdings Limited (Last) (First) (Middle)		Odyssey Re Holdings Corp.; ORH

	95 Wellington Street West, Suite 800 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			03/03/03

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Toronto, Ontario, Canada M5J 2N7 (City) (State) (Zip)		☒	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☒	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman of the Board of Directors

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $.01 par value		03/03/03				P(1)			4,300,000	A	$18.15		4,300,000		I		Held by Fairfax Financial (US) LLC

	Common Stock, $.01 par value													33,200,000		I		Held by TIG Insurance Group

	Common Stock, $.01 par value													8,622,000		I		Held by TIG Insurance Company

	Common Stock, $.01 par value													6,178,000		I		Held by ORH Holdings Inc.

	Common Stock, $.01 par value													64,400		I		Held by Fairfax Inc.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	3.15% Exchangeable Notes due February 28, 2010 (obligation to sell)		(2)		03/03/03				S(1)				(3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(4)	(5)		(6)	4,300,000		(1)		0

Explanation of Responses:

(1)	Fairfax Financial (US) LLC, a subsidiary of Fairfax, purchased 4,300,000 outstanding shares of common stock (“Shares”) of Odyssey Re Holdings Corp. (“ORH”) at a price of $18.15 per Share. As consideration, Fairfax Financial (US) LLC issued $78,045,000 aggregate principal amount of 3.15% Exchangeable Notes due February 28, 2010 (“Exchangeable Notes”), which are exchangeable into 4,300,000 shares of ORH.

(2)	The Exchangeable Notes are exchangeable into the number of Shares of ORH equal to the quotient obtained by dividing the principal amount of such Exchangeable Notes by $18.15, subject to certain adjustments under certain circumstances.

(3)	$78,045,000 aggregate principal amount of Exchangeable Notes.

(4)	Exchangeable Notes in an aggregate principal amount of $39,022,500 are exchangeable into Shares of ORH at the holder’s option during the two week period ending December 3, 2004, such date the “Exchange Period End Date” for such Exchangeable Notes. Exchangeable Notes in an aggregate principal amount of $39,022,500 are exchangeable into Shares of ORH at the holder’s option during the two week period ending March 2, 2005, such date the “Exchange Period End Date” for such Exchangeable Notes.

(5)	The applicable Exchange Period End Date.

(6)	Common Stock, $.01 par value.

/s/ Eric P. Salsberg	March 5, 2003
Name: Eric P. Salsberg Title: Vice President, Corporate Affairs **Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

SIGNATURE PAGE AND JOINT FILER INFORMATION FOR ADDITIONAL REPORTING PERSONS

DESIGNATED FILER: FAIRFAX FINANCIAL HOLDINGS LIMITED

RELATIONSHIP TO ISSUER OF EACH REPORTING PERSON: 10% HOLDER (IN ADDITION, V. PREM WATSA IS A
DIRECTOR AND CHAIRMAN OF THE BOARD OF DIRECTORS OF THE ISSUER)

DATE OF EVENT
			REQUIRING	SIGNATURE OF
REPORTING PERSON	ADDRESS	ISSUER (SYMBOL)	STATEMENT	REPORTING PERSON

V. PREM WATSA	95 Wellington Street West Suite 800, Toronto Ontario, Canada M5J 2N7	ODYSSEY RE HOLDINGS CORP. (ORH)	March 3, 2003	/s/ V. Prem Watsa V. Prem Watsa

1109519 ONTARIO LIMITED	95 Wellington Street West Suite 800, Toronto Ontario, Canada M5J 2N7	ODYSSEY RE HOLDINGS CORP. (ORH)	March 3, 2003	BY: /s/ V. Prem Watsa NAME: V. Prem Watsa TITLE: President

THE SIXTY TWO INVESTMENT COMPANY LIMITED	1600 Cathedral Place 925 West Georgia St. Vancouver, British Columbia, Canada V6C 3L3	ODYSSEY RE HOLDINGS CORP. (ORH)	March 3, 2003	BY: /s/ V. Prem Watsa NAME: V. Prem Watsa TITLE: President

810679 ONTARIO LIMITED	95 Wellington Street West Suite 800, Toronto Ontario, Canada M5J 2N7	ODYSSEY RE HOLDINGS CORP. (ORH)	March 3, 2003	BY: /s/ V. Prem Watsa NAME: V. Prem Watsa TITLE: President

FAIRFAX FINANCIAL (US) LLC	5202 North O’Connor Blvd. Irving, Texas 75039	ODYSSEY RE HOLDINGS CORP. (ORH)	March 3, 2003	BY: /s/ Bradley P. Martin NAME: Bradley P. Martin TITLE: Vice President